UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 14, 2021

Oaktree Real Estate Income Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	333-223022	82-2365593
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (213) 830-6300

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01. Entry into a Material Definitive Agreement.

Adviser Transition Agreement

On July 15, 2021, Oaktree Real Estate Income Trust, Inc. (the “Company”) entered into an adviser transition agreement (the “Adviser Transition Agreement”) with Oaktree Fund Advisors, LLC (the “Oaktree Adviser”) and Brookfield REIT Adviser LLC (the “Brookfield Adviser”), an affiliate of Brookfield Asset Management Inc. (together with its affiliates, “Brookfield”), pursuant to which (i) the Company will accept the resignation of the Oaktree Adviser as its external adviser under the current advisory agreement between the Company and the Oaktree Adviser (the “Existing Advisory Agreement”), and (ii) the Company will enter into a new advisory agreement with the Brookfield Adviser (the “New Advisory Agreement”), in each case, subject to the conditions of the Adviser Transition Agreement, to become effective as of the date and time (the “Transaction Effective Date”) that the U.S. Securities and Exchange Commission (the “SEC”) declares effective the Company’s registration statement on Form S-11 (File No. 333-255557) for its follow-on public offering (the “Follow-on Offering”) (together, with the related transactions authorized by the Company’s board of directors or otherwise contemplated in connection with the Company’s entry into the Adviser Transition Agreement, referred to collectively as the “Adviser Transition”). The Oaktree Adviser is expected to continue as sub-adviser with respect to certain of the Company’s existing investments as well as the Company’s liquid securities portfolio following the Adviser Transition, as more fully described below.

In addition, among other terms, the Adviser Transition Agreement contemplates:

•	Name Change: Changing the Company’s name from “Oaktree Real Estate Income Trust, Inc.” to “Brookfield Real Estate Income Trust Inc.” on the Transaction Effective Date;

•	New Share Class: The filing of Articles Supplementary to the Company’s charter designating a new class of common stock as Class E shares;

•

Operating Partnership: Converting from the Company’s current organizational structure into an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) on or before the Transaction Effective Date, which means that the Company will own substantially all of its assets through Oaktree Real Estate Income Trust Holding, L.P. (the “Operating Partnership”), an existing subsidiary of the Company that will be governed by a new limited partnership agreement;

•

New Advisory Agreement: Entering into the New Advisory Agreement on the Transaction Effective Date, the terms of which will be generally consistent with the Existing Advisory Agreement, provided that (i) the management fee payable to the Brookfield Adviser will equal 1.25% of the net asset value (“NAV”) for the Company’s Class T, Class S, Class D, Class I and Class C shares per annum payable monthly (the Company will not pay the Brookfield Adviser a management fee with respect to the Class E shares), (ii) the performance fees currently payable to the Oaktree Adviser under the Existing Advisory Agreement will be replaced with a performance participation interest in the Operating Partnership held by a Brookfield affiliate and (iii) the Brookfield Adviser will be entitled to reimbursement for administrative service expenses on the Company’s behalf;

•

Reimbursement of Expenses: That the Brookfield Adviser purchase on the Transaction Effective Date the Oaktree Adviser’s receivables related to the organization and offering expenses previously incurred by the Oaktree Adviser on the Company’s behalf and thereafter advance all of the Company’s organization and offering expenses on the Company’s behalf (other than upfront selling commissions, dealer manager fees and stockholder servicing fees) through July 6, 2022. The Company will reimburse the Brookfield Adviser for all such advanced expenses ratably over the 60 months following July 6, 2022. In addition, the Brookfield Adviser will be entitled to reimbursement of out-of-pocket expenses incurred by the Brookfield Adviser on behalf of the Company and the Operating Partnership prior to the Transaction Effective Date, subject to the same reimbursement schedule for organization and offering expenses described above;

•

Sub-Advisory Agreement: Entering into a sub-advisory agreement with the Oaktree Adviser on the Transaction Effective Date, pursuant to which the Oaktree Adviser will manage certain of the Company’s real estate properties (the “Equity Option Investments”) and real estate-related debt investments (the “Debt Option Investments” and, together with the Equity Option Investments, the “Oaktree Option Investments”) that the Company acquired prior to entering into the Adviser Transition Agreement;

•

Brookfield Contribution: That Brookfield will use its commercially reasonable efforts to, on or within a reasonable period of time following the Transaction Effective Date, contribute to the Company interests in certain high quality, income-producing real property investments, including a multifamily property in Kissimmee, Florida, a multifamily property in Nashville, Tennessee, and a minority joint venture interest in an office property located in London, United Kingdom, which interests are expected to have a gross unlevered value of over $400 million (with an expected equity contribution value of over $180 million) (collectively the “Brookfield Portfolio”). The aggregate consideration payable for such assets will be equal to the value of the Brookfield Portfolio based on an appraisal from Altus Group U.S. Inc. to be obtained as of a recent date prior to the contribution, to be paid in the form of (i) the assumption of certain debt related to the Brookfield Portfolio and (ii) the issuance to Brookfield or one or more of its affiliates of a number of the Company’s Class I shares, Class E shares or Operating Partnership units, or any combination thereof, equal to the appraised value minus the fair value of debt assumed by the Company or the Operating Partnership, with the value of such Class I shares, Class E shares or Operating Partnership units based on the Company’s most recently determined NAV or the most recently determined NAV of the Operating Partnership, as applicable, immediately prior to the completion of the contributions. These proposed contributions are collectively referred to as the “Brookfield Contributions.” However, Brookfield is not obligated to contribute any of the assets in the Brookfield Portfolio to the extent that Brookfield determines in good faith that making such contribution at such time and such valuation would not be in the Company’s best interest or the best interest of the Brookfield affiliate that owns the applicable asset, and thus, there can be no assurance that the Brookfield Contributions will take place as contemplated or at all;

•

Certain Dispositions: The sale (i) on the Transaction Effective Date to an investment vehicle managed by the Oaktree Adviser or one or more of its affiliates all of the Company’s interests in the Atlantis Mezzanine Loan and the Ezlyn Joint Venture investments at a price equal to the aggregate fair value of such investments, as determined in connection with the Company’s most recently determined NAV immediately prior to the closing of such purchase and (ii) on or prior to the Transaction Effective Date, of the Company’s investments in Atlantis Paradise Island Resort commercial mortgage-backed securities (BHMS 2018 – ATLS D and BHMS 2018 – ATLS E) and the Company’s debt investment in Woodspring (CGCMT 2020-WSS F) in their entirety (collectively, the “Dispositions”);

•

Option Investments Purchase Agreement: Entering into an Option Investments Purchase Agreement with the Oaktree Adviser or its affiliate on the Transaction Effective Date, pursuant to which the Oaktree Adviser or its affiliate will have the right to purchase the Operating Partnership’s entire interest in all of the Equity Option Investments or all of the Debt Option Investments, or both, for a period of 12 months following the earlier of (i) 18 months after the date upon which the Adviser Transition is completed and (ii) the date on which the Company notifies the Oaktree Adviser that it has issued in the aggregate $1 billion of its common stock to non-affiliates after the date the Adviser Transition is completed at a price equal to the fair value of the applicable Option Investments, as determined in connection with the Company’s most recently determined NAV immediately prior to the closing of such purchase;

•

New Dealer Manager: Entering into a new dealer manager agreement with Brookfield Oaktree Wealth Solutions, LLC (“BOWS”), an affiliate of Brookfield and the Brookfield Adviser, on the Transaction Effective Date, pursuant to which BOWS will serve as the dealer manager for the Follow-on Offering;

•

Waiver of Early Repurchase Deduction: Waiving the early repurchase deduction with respect to the Company’s share repurchase plan from the date of the Adviser Transition Agreement through the Transaction Effective Date;

•

Tender Offer: That the Company conduct a tender offer (the “Tender Offer”) for up to $150 million of common stock only in the event that repurchase requests under the Company’s share repurchase plan exceed either (i) 5% of the Company’s NAV during either the July 2021 or August 2021 monthly repurchase periods, for which repurchase requests must be submitted by 4:00 p.m. ET on July 29, 2021 or August 30, 2021, respectively, or (ii) 8% of NAV for the July 2021 and August 2021 monthly repurchase periods combined, for which the same repurchase request deadlines apply (each, a “Trigger Event”);

•

Commitment Agreement: Entering into a Commitment Agreement, which was entered into on July 15, 2021 (the “Commitment Agreement”), pursuant to which Brookfield agreed to purchase shares of common stock of the Company or units in the Operating Partnership, or a combination thereof, to fund the Tender Offer;

•

Line of Credit: That Brookfield will enter into a line of credit with the Company on or within a reasonable time following the Transaction Effective Date on material terms substantially consistent with the Company’s current line of credit with Oaktree Fund GP I, L.P., which will terminate upon the completion of the Adviser Transition;

•	Changes in Directors: The election of six new directors and the acceptance of the resignation of the seven existing directors, in each case, effective as of the Transaction Effective Date;

•

Removal of Officers: The removal of the current officers of the Company, effective as of the Transaction Effective Date. It is separately contemplated that Manish Desai, the Company’s current President, will join Brookfield following the completion of the Adviser Transition and serve as the Company’s President and Chief Operating Officer; and

•

Interim Period Operations: The operation of the Company in the ordinary course during the period from July 15, 2021 until the Transaction Effective Date, provided that the Company and the Oaktree Adviser will coordinate with the Brookfield Adviser on material decisions and not take certain actions (including the acquisition or disposition of investments) without the prior written consent of the Brookfield Adviser.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Adviser Transition Agreement (including the exhibits thereto) and the Commitment Agreement, which are filed as Exhibits 10.1 and 10.2, respectively, to this Current Report on Form 8-K and incorporated by reference herein.

Tender Offer Statement. The Tender Offer has not yet commenced and will not commence unless a Trigger Event occurs. This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. Upon a Trigger Event and on the commencement date of the Tender Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related materials, will be filed with the SEC by the Company. The solicitation and offer to buy shares of the Company’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and the related materials that the Company will file as part of the Schedule TO. Holders of the Company’s common stock should carefully read those materials when they are available because they will contain important information, including the various terms and conditions of the Tender Offer. Neither the Company nor its board of directors make any recommendation as to whether to tender shares. If the Tender Offer is made, stockholders may obtain free copies, when available, of the tender offer statement on Schedule TO, the offer to purchase, the letter of transmittal and the related materials that will be filed by the Company with the SEC at the commission’s website at www.sec.gov.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of New Directors

On July 14, 2021, in connection with the Adviser Transition Agreement, the Company’s board of directors increased the size of the board of directors from seven directors to 13 directors, and elected the following individuals to fill the six vacancies created by such increase, in each case effective as of the Transaction Effective Date:

Name	Age	Position
Brian W. Kingston	47	Chairman of the Board
Zachary B. Vaughan	43	Director
Lori-Ann Beausoleil	58	Independent Director
Richard W. Eaddy	59	Independent Director
Thomas F. Farley	65	Independent Director
Lis S. Wigmore	58	Independent Director

Biographical information with respect to each these individuals is set forth below.

Brian W. Kingston has served as a Managing Partner and Chief Executive Officer of Brookfield’s Real Estate Group and Brookfield Property Partners L.P. since 2015. Mr. Kingston joined Brookfield in 2001. Under his leadership, Brookfield has conducted a wide range of mergers and acquisitions, including investments in Forest City Realty Trust, Inc., General Growth Properties, Inc. and Canary Wharf Group plc. Mr. Kingston previously led Brookfield’s Australian business activities from 2001 to 2010, holding the positions of Chief Executive Officer of Brookfield Office Properties Australia, Chief Executive Officer of Prime Infrastructure and Chief Financial Officer of Multiplex. Mr. Kingston holds a Honors Bachelor of Commerce in from Queens University. We believe that Mr. Kingston will be a valuable member of our board of directors because of his vast real estate experience, his history with Brookfield and his leadership of Brookfield’s Real Estate Group.

Zachary B. Vaughan has served as a Managing Partner in Brookfield’s Real Estate Group since 2017 and oversees Brookfield’s open-ended real estate activities globally, including investments, portfolio management and new fund formation. Prior to that, he was Head of Europe, based in London, overseeing all of Brookfield’s real estate activities in the region. Mr. Vaughan joined Brookfield in 2012 and has been involved in numerous mergers and acquisitions, including investments in Thayer Lodging Group, Inc., Center Parcs UK, Gazeley, Student Roost, MPG Office Trust, Inc., Associated Estates Realty Corporation and the Interhotels Group. Prior to joining Brookfield, Mr. Vaughan worked at Canada Pension Plan Investment Board (CPPIB) and Reichmann International as Director of Acquisitions. Mr. Vaughan holds a B.A. in Honors Economics from The University of Western Ontario. We believe that Mr. Vaughan will be a valuable member of our board of directors because of his extensive real estate and investment experience, his history with Brookfield and his leadership of Brookfield’s Real Estate Group.

Lori Ann Beausoleil has served as a member of the board of trustees of Canadian Apartment Properties Real Estate Investment Trust (TSX: CAR.UN), WPT Industrial Real Estate Investment Trust (TSX: WIR.U; WIR.UN); and Slate Office REIT (TSX: SOT.UN) since June 2021, February 2021 and January 2021, respectively. Ms. Beausoleil brings over 35 years of financial and real estate experience and is a member of the Canadian Chartered Professional Accountants and the Chartered Professional Accountants of Ontario. From 1999 to 2021, Ms. Beausoleil was a Partner at PricewaterhouseCoopers Canada, where she was a National Leader of the Compliance, Ethics and Governance practice and a Real Estate Advisory Partner, also previously served as the Canadian Real Estate leader and the firm’s Chief Diversity and Inclusion Officer. Ms. Beausoleil is a member of the board of directors and chair of the audit committee of a charitable organization, Black Opportunity Fund. Ms. Beausoleil holds a Bachelor of Commerce from the University of Toronto. We believe that Ms. Beausoleil will be a valuable member of our board of directors because of her significant experience in the real estate industry, including having served as both an executive officer and a member of the board of directors of other public REITs, as well as her extensive experience with accounting and financial reporting matters. Ms. Beausoleil is expected to serve on the Company’s audit committee.

Richard W. Eaddy has served as a Senior Managing Director at Savills plc (LSE: SVS) in its brokerage/advisory practice since July 2008. Mr. Eaddy has over 30 years of experience in real estate, and ten of those years he spent holding full-time state and city-appointed government offices, including serving as project manager for the Grand Central Terminal redevelopment from 1992 to 1996, Executive Director and Chief Executive Officer of Harlem CDC from 1996 to 1998, and Deputy Borough President of the Bronx from 1998 to 2001. In addition, he has held numerous positions in the private and nonprofit sectors, managing commercial projects and initiatives throughout New York City and has been involved with various real estate projects throughout the city. Mr. Eaddy currently serves as a member of the NYC Planning Commission and serves on the board of numerous civic and philanthropic organizations, including the Skyscraper Museum, the Community Service Society of New York, the Bowery Residents’ Committee and Madison Square Boys and Girls Club. In addition, Mr. Eaddy is a member of the Real Estate Board of New York (“REBNY”) and was a co-recipient of REBNY’s 2021 Edward S. Gordon Memorial Award for Most Ingenious Deal of the Year. Mr. Eaddy holds M.S. in Real Estate Development from Columbia University and a B.A. in Social Studies and Theater from Wesleyan University. We believe that Mr. Eaddy will be a valuable member of our board of directors and will have a unique insight into our investment activities because of his extensive experience in the real estate industry. Mr. Eaddy is expected to serve on the Company’s audit committee.

Thomas F. Farley is a corporate director with over 40 years of real estate industry experience. He has served as chair of the board of trustees of Slate Office REIT (TSX: SOT.UN) since January 2021 and as a member of its board of trustees since June 2017. Mr. Farley has also served as a member of the board of trustees of Slate Grocery REIT (TSX: SGR.UN; SGR.U) since 2014, and as chair of its board of trustees from 2014 to 2020. Prior to these positions, Mr. Farley was chair of the board of directors of Brookfield Canada Office Properties and President and Global Chief Operating Officer of Brookfield Office Properties from 2010 to 2014. Further, he served as chair of the board of directors of Brookfield Johnson Controls from 2003 to 2014. Mr. Farley received a Certificate in Real Estate Finance (CRF) designation from the Real Estate Institute of Canada, he completed the executive management program of the American Management Institute and holds a B.A. from the University of Victoria. We believe that Mr. Farley will be a valuable member of our board of directors because of his significant experience in the real estate industry and his experience as a member of the board of directors of several other public REITs.

Elisabeth S. Wigmore has served as a member of the board of directors, chair of the governance and compensation committees, and a member of the investment committee of Artis Real Estate Investment Trust (TSX: AX.UN) since 2020. She served as the chair of governance at Pinchin Ltd. from 2018 to 2021, and served as a member of the board of directors of Pure Industrial Real Estate Trust from 2017 to 2018, Invesque Inc from 2018 to 2019, and Fred Victor from 2013 to 2019. She was also Chief Operating Officer of IPC US Real Estate Investment Trust from 2001 to 2007. Ms. Wigmore holds a M.B.A. from York University (Schulich), a C.Dir. from DeGroote School of Business and Certificate in Cyber-Risk from the Software Institute at Carnegie Mellon University. We believe that Ms. Wigmore will be a valuable member of our board of directors because of her more than 30 years of real estate experience.

Messrs. Kingston and Vaughan are affiliates of Brookfield and therefore may be deemed to have indirect interests in the transactions described in Item 1.01 of this Current Report on Form 8-K.

Officer and Director Resignations

In connection with the Adviser Transition Agreement, on or about July 14, 2021, each director of the Company tendered his/her resignation and each officer of the Company was removed, in each case, effective as of the Transaction Effective Date.

Item 8.01. Other Events.

On July 15, 2021, Brookfield and Oaktree Capital Management, L.P. issued a press release announcing the entry into the Adviser Transition Agreement and the proposed transition of investment advisory services from the Oaktree Adviser to the Brookfield Adviser. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference herein.

On or about July 15, 2021, the Company issued a letter to stockholders and a letter to advisors announcing the entry into the Adviser Transition Agreement, the proposed transition of investment advisory services from the Oaktree Adviser to the Brookfield Adviser and related transactions. Copies of such letters are filed as Exhibits 99.2 and 99.3, respectively, to this Current Report on Form 8-K and incorporated by reference herein.

The Pro Forma Condensed Consolidated Financial Statements for Brookfield Real Estate Income Trust Inc. (Unaudited) related to the Brookfield Contribution and the Dispositions and the S-X 3-14 Financial Statements of Acquired Brookfield Portfolio related to the Brookfield Portfolio are filed as Exhibits 99.4 and 99.5, respectively, to this Current Report on Form 8-K and incorporated by reference herein.

Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are intended to be deemed “forward-looking statements” within the meaning of, and to be covered by the safe harbor provisions contained in, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are generally identifiable by the use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “continue,” or other similar words or terms and include, without limitation, statements describing the pending transition described in this communication and the expected timing thereof. These statements are based on certain assumptions and analyses made in light of the Company’s experience and its perception of historical trends, current conditions, expected future developments and other factors the Company believes are appropriate. Such statements are subject to a number of assumptions and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Such factors may include, but are not limited to, the occurrence of any event, change or other circumstances that could cause the Adviser Transition not to be consummated and the effect of the announcement or consummation of the Adviser Transition on the Company’s business. In addition, these forward-looking statements reflect the Company’s views as of the date on which such statements were made. Subsequent events and developments may cause the Company’s views to change. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

No.	Description

10.1	Adviser Transition Agreement, dated July 15, 2021, by and among Oaktree Real Estate Income Trust, Inc., Oaktree Fund Advisors, LLC and Brookfield REIT Adviser LLC

10.2	Commitment Agreement, dated July 15, 2021, by and among Oaktree Real Estate Income Trust, Inc., Oaktree Real Estate Income Trust Holding, L.P. and Brookfield Asset Management, Inc.

99.1	Press Release, dated July 15, 2021

99.2	Stockholder Letter, dated July 15, 2021

99.3	Advisor Letter, dated July 15, 2021

99.4	Pro Forma Condensed Consolidated Financial Statements of Brookfield Real Estate Income Trust Inc. (Unaudited)

99.5	S-X 3-14 Financial Statements of Acquired Brookfield Portfolio

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OAKTREE REAL ESTATE INCOME TRUST, INC.
Date: July 15, 2021

By: /s/ Brian Price
Name: Brian Price
Title: Chief Securities Counsel and Secretary